Appendix 99.5
ATS Reports Third Quarter Fiscal 2025 Results

02/05/2025

Cambridge, ON / BUSINESS WIRE / ATS Corporation (TSX and NYSE: ATS) ("ATS" or the "Company") today reported its financial results for the three and nine months ended December 29, 2024. All references to "$" or "dollars" in this news release are to Canadian dollars unless otherwise indicated.

Third quarter highlights:
•Revenues were $652.0 million compared to $752.0 million a year ago.
•Net income was $6.5 million compared to $47.2 million a year ago.
•Basic earnings per share were 7 cents, compared to 48 cents a year ago.
•Adjusted EBITDA1 was $87.5 million compared to $119.3 million a year ago.
•Adjusted basic earnings per share1 were 32 cents compared to 65 cents a year ago.
•Order Bookings2 were $883 million, 32.2% higher compared to $668 million a year ago.
•Order Backlog2 was $2,060 million, 8.0% higher compared to $1,907 million a year ago.

"Today ATS reported third quarter results for fiscal '25. Order Bookings this quarter reflected strong organic growth and contributions from our acquisitions," said Andrew Hider, Chief Executive Officer. "As anticipated, third quarter results were impacted by lower revenues as a result of reduced market demand in the North American EV market, partially offset by strong and diversified growth in life sciences and food and beverage."

Year-to-date highlights:
•Revenues were $1,959.0 million compared to $2,241.4 million a year ago.
•Net Income was $40.9 million compared to $145.7 million a year ago.
•Basic earnings per share were 42 cents, compared to $1.49 a year ago.
•Adjusted EBITDA1 was $271.8 million compared to $354.6 million a year ago.
•Adjusted basic earnings per share1 were $1.07 compared to $1.96 a year ago.
•Order Bookings1 were $2,442 million, compared to $2,100 million a year ago.

Mr. Hider added: "Q3 was the second highest bookings quarter in company history. As we transition into the final quarter of the fiscal year and look ahead to fiscal 2026, our significant Order Backlog provides good revenue visibility and a solid foundation for ATS to drive customer and shareholder value creation."

1 Non-IFRS measure: see “Non-IFRS and Other Financial Measures”.
2 Supplementary financial measure: see “Non-IFRS and Other Financial Measures”.

Financial results
(In millions of dollars, except per share and margin data)

	Three Months Ended December 29, 2024	Three Months Ended December 31, 2023	Variance	Nine Months Ended December 29, 2024	Nine Months Ended December 31, 2023	Variance
Revenues	$652.0	$752.0	(13.3)%	$1,959.0	$2,241.4	(12.6)%
Net income	$6.5	$47.2	(86.2)%	$40.9	$145.7	(71.9)%
Adjusted earnings from operations[1]	$65.7	$101.2	(35.1)%	$208.3	$301.6	(30.9)%
Adjusted earnings from operations margin[2]	10.1%	13.5%	(338)bps	10.6%	13.5%	(282)bps
Adjusted EBITDA[1]	$87.5	$119.3	(26.7)%	$271.8	$354.6	(23.4)%
Adjusted EBITDA margin[2]	13.4%	15.9%	(244)bps	13.9%	15.8%	(195)bps
Basic earnings per share	$0.07	$0.48	(85.4)%	$0.42	$1.49	(71.8)%
Adjusted basic earnings per share[1]	$0.32	$0.65	(50.8)%	$1.07	$1.96	(45.4)%
Order Bookings[3]	$883	$668	32.2%	$2,442	$2,100	16.3%

As At	December 29 2024	December 31 2023	Variance
Order Backlog[3]	$2,060	$1,907	8.0%
1Non-IFRS financial measure - See "Non-IFRS and Other Financial Measures".
2Non-IFRS ratio - See "Non-IFRS and Other Financial Measures".
3Supplementary financial measure - See "Non-IFRS and Other Financial Measures".

Recent Acquisitions
On July 24, 2024, the Company acquired Paxiom Group ("Paxiom"). With headquarters in Montreal, Canada, Paxiom is a provider of primary, secondary, and end-of-line packaging machines in the food & beverage, cannabis, and pharmaceutical industries. Paxiom's product line is expected to complement ATS’ packaging and food technology businesses and allow ATS to offer complete packaging and end-of-line solutions. The total purchase price paid (based on finalization of post-closing adjustments) was $146.4 million.

On August 30, 2024, the Company acquired all material assets of Heidolph Instruments GmbH & Co. KG and Hans Heidolph GmbH ("Hiedolph"), a leading manufacturer of premium lab equipment for the life sciences and pharmaceutical industries, with headquarters in Schwabach, Germany and facilities in the United States ("U.S."), South Korea and China. The purchase price paid in the second quarter of fiscal 2025 was $45.1 million ($30.3 million Euros).

Third quarter summary
Third quarter of fiscal 2025 revenues were 13.3% or $100.0 million lower than in the corresponding period a year ago, primarily reflecting a year-over-year decrease in organic revenue (excluding contributions from acquired companies and foreign exchange translation) of $151.8 million or 20.2%, partially offset by revenues earned by acquired companies of $41.5 million, which included $18.7 million from Heidolph and $13.2 million from Paxiom. Revenues generated from construction contracts decreased 29.2% or $141.6 million from the prior period due to lower Order Backlog entering the period, primarily within the transportation market which included several large electric vehicle ("EV") Order Bookings a year ago. Revenues from services increased 3.3% or $5.0 million, primarily due to revenues earned by acquired companies of $4.8 million. Revenues from the sale of goods increased 32.2% or $36.6 million primarily due to revenues earned by acquired companies of $26.2 million, most notably from Avidity Science, LLC ("Avidity"), in addition to organic revenue growth on higher Order Backlog entering the period.

By market, revenues generated in life sciences increased $59.3 million or 18.7% year over year. This was primarily due to contributions from acquisitions totalling $28.3 million, notably from Avidity, and organic revenue growth on higher Order Backlog entering the quarter. Revenues generated in food & beverage increased $18.4 million or 19.4% from the corresponding period last year due to contributions from acquisitions of $13.2 million and organic revenue growth on higher Order Backlog entering the quarter. Revenues in transportation decreased $190.6 million or 79.3% year over year, due to lower Order Backlog entering the quarter, as the prior year included several large EV projects. Revenues generated in consumer products increased $16.2 million or 23.5% year over year due to higher Order Backlog entering the quarter, and execution on increased in-quarter Order Bookings compared to the previous quarter. Revenues in energy decreased $3.3 million or 10.7% due to timing of program execution.

Net income for the third quarter of fiscal 2025 was $6.5 million (7 cents per share basic), compared to net income of $47.2 million (48 cents per share basic) for the third quarter of fiscal 2024. The decrease primarily reflected lower revenues, and higher selling, general, and administrative ("SG&A"), partially offset by increased gross margin profitability and lower restructuring costs. Adjusted basic earnings per share were 32 cents compared to 65 cents in the third quarter of fiscal 2024 (adjusted basic earnings per share is a non-IFRS financial measure — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures").

Depreciation and amortization expense was $37.9 million in the third quarter of fiscal 2025, compared to $35.2 million a year ago.
EBITDA was $71.0 million (10.9% EBITDA margin) in the third quarter of fiscal 2025 compared to $113.7 million (15.1% EBITDA margin) in the third quarter of fiscal 2024. EBITDA for the third quarter of fiscal 2025 included $3.3 million of restructuring charges, $1.0 million of incremental costs related to acquisition activity, $2.1 million of acquisition-related fair value adjustments to acquired inventories, $8.7 million of one-time settlement costs for a canceled customer project, and $1.4 million of stock-based compensation expenses due to revaluation. EBITDA for the corresponding period in the prior year included $16.2 million of restructuring charges, $0.9 million of incremental costs related to acquisition activity, $0.8 million of acquisition-related fair value adjustments to acquired inventories, a $0.6 million recovery of stock-based compensation revaluation expenses, and an $11.7 million gain on sale of facilities. Excluding these costs, adjusted EBITDA was $87.5 million (13.4% adjusted EBITDA margin), compared to $119.3 million (15.9% adjusted EBITDA margin) for the corresponding period in the prior year. Lower adjusted EBITDA reflected lower revenues and increased SG&A expenses, partially offset by increased gross margin profitability. EBITDA and adjusted EBITDA are non-IFRS financial measures, and EBITDA margin is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

Order Backlog Continuity
(In millions of dollars)

	Three Months Ended December 29, 2024	Three Months Ended December 31, 2023	Nine Months Ended December 29, 2024		Nine Months Ended December 31, 2023
Opening Order Backlog	$1,824	$2,016	$1,793		$2,153
Revenues	(652)	(752)	(1,959)		(2,241)
Order Bookings	883	668	2,442		2,100
Order Backlog adjustments[1]	5	(25)	(216)	[2]	(105)
Total	$2,060	$1,907	$2,060		$1,907
1.Order Backlog adjustments include incremental Order Backlog of acquired companies ($12 million acquired with Paxiom in the nine months ended December 29, 2024, and $4 million acquired with Avidity in the three and nine months ended December 31, 2023), foreign exchange adjustments, scope changes and cancellations.
2.See Management’s Discussion and Analysis for the three and six months ended September 29, 2024 ("Q2F25 MD&A").

Order Bookings
Third quarter of fiscal 2025 Order Bookings were $883 million, a 32.2% year-over-year increase, reflecting an increase of 21.9% in organic Order Bookings growth, in addition to 8.2% of growth from acquired companies and 2.1% from positive foreign exchange translation impacts. Order Bookings from acquired companies totalled $54.5 million. By market, Order Bookings in life sciences increased compared to the prior-year period primarily due to organic growth, along with $35.8 million of contributions from acquired companies, including $23.2 million from Heidolph. Order Bookings in food & beverage increased from the prior period due to contributions from acquired companies of $18.8 million. Order Bookings in transportation increased compared to the prior-year period due to timing of customer projects. Order Bookings in consumer products increased from the prior period primarily due to the timing of customer projects. Order Bookings in energy increased compared to the prior-year period primarily due to timing of customer projects.
Trailing twelve month book-to-bill ratio at December 29, 2024 was 1.18:1. Book-to-bill ratio, Order Bookings and organic Order Bookings growth are supplementary financial measures — see "Non-IFRS and Other Financial Measures."

Backlog
At December 29, 2024, Order Backlog was $2,060 million, 8.0% higher than at December 31, 2023, primarily on account of higher Order Backlog in life sciences, consumer products, food & beverage and energy markets, partially offset by lower Order Backlog within the transportation market which included several large EV Order Bookings a year ago.

Outlook
The life sciences funnel remains strong, with a focus on strategic submarkets of pharmaceuticals, radiopharmaceuticals, and medical devices. Management continues to identify opportunities with both new and existing customers, including those who produce auto-injectors and wearable devices for diabetes and obesity treatments, contact lenses and pre-filled syringes, automated pharmacy solutions, as well as opportunities to provide life science solutions that leverage integrated capabilities from across ATS. Funnel activity in food & beverage remains strong. The Company continues to benefit from strong brand recognition within the global tomato processing, other soft fruits processing and vegetable processing industries, and there is continued interest in automated solutions within the food & beverage market more broadly. In transportation, the funnel consists of smaller opportunities relative to the size of the Order Bookings received throughout fiscal years 2023 and 2024 as North American industry participants continue to moderate new capacity investment to match end market demand and reduce platform costs. See "Update on Large EV Customer" below. Funnel activity in consumer products is stable, although discretionary spending by consumers, influenced by factors such as inflationary pressures, may impact timing of some customer investments in the Company's solutions. Funnel activity in energy remains strong and includes longer-term opportunities in the nuclear industry. The Company is focused on clean energy applications including solutions for the refurbishment of nuclear power plants, early participation in the small modular reactor market, and grid battery storage.

Funnel growth in markets where environmental, social and governance requirements are an increasing focus for customers — including nuclear and grid battery storage, as well as consumer goods packaging — provide ATS with opportunities to use its capabilities to respond to customer sustainability standards and goals, including global and regional requirements to reduce carbon emissions. Customers seeking to de-risk or enhance the resiliency of their supply chains, address a shortage of skilled workers or combat higher labour costs also provide future opportunities for ATS to pursue. Management believes that the underlying trends driving customer demand for ATS solutions including rising labour costs, labour shortages, production onshoring or reshoring and the need for scalable, high-quality, energy-efficient production remain favourable.

Order Backlog of $2,060 million is expected to help mitigate some of the impact of quarterly variability in Order Bookings on revenues in the short term. The Company’s Order Backlog includes several large enterprise programs that have longer periods of performance and therefore longer revenue recognition cycles, particularly in life sciences. In the fourth quarter of fiscal 2025, management expects to generate revenues in the range of $650 million to $710 million. This estimate is calculated each quarter based on management’s assessment of project schedules across all customer contracts in Order Backlog, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity. In the short-term, management expects lower transportation revenues to continue to negatively impact margins, until reorganization actions are fully implemented.

Supplier lead times are generally acceptable across key categories; however, inflationary or other cost increases, price and lead-time volatility have and may continue to disrupt the timing and progress of the Company’s margin expansion efforts and affect revenue recognition. Over time, achieving management's margin target assumes that the Company will successfully implement its margin expansion initiatives, and that such initiatives will result in improvements to its adjusted earnings from operations margin that offset these shorter-term pressures (see "Forward-Looking Statements" for a description of the risks underlying the achievement of the margin target in future periods).

The timing of customer decisions on larger opportunities is expected to cause variability in Order Bookings from quarter to quarter, and may be influenced as a result of tariffs. Revenues in a given period are dependent on a combination of the volume of outstanding projects the Company is contracted to perform, the size and duration of those projects, and the timing of project activities including design, assembly, testing, and installation. Given the specialized nature of the Company’s offerings, the size and scope of projects vary based on customer needs. The Company seeks to achieve revenue growth organically and by identifying strategic acquisition opportunities that provide access to attractive end-markets and new products and technologies and deliver hurdle-rate returns.

After-sales revenues and reoccurring revenues, which ATS defines as revenues from ancillary products and services associated with equipment sales, and revenues from customers who purchase non-customized ATS product at regular intervals, are expected to provide some balance to customers' capital expenditure cycles.

Except for the delays related to working capital as noted in ATS' Q2F25 MD&A and as outlined in "Update on Large EV Customer" herein, the Company continues to target improvements in non-cash working capital in other parts of the business by the end of the fiscal year. Over the long-term, the Company expects to continue investing in non-cash working capital to support growth, with fluctuations expected on a quarter-over-quarter basis. The Company’s long-term goal is to maintain its investment in non-cash working capital as a percentage of annualized revenues below 15%. The Company expects that continued cash flows from operations, together with cash and cash equivalents on hand and credit available under operating and long-term credit facilities will be sufficient to fund its requirements for investments in non-cash working capital and capital assets, and to fund strategic investment plans including some potential acquisitions. Acquisitions could result in additional debt or equity financing requirements for the Company. Non-cash working capital as a percentage of revenues is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

The Company continues to make progress in line with its plans to integrate acquired companies, and expects to realize cost and revenue synergies consistent with announced integration plans.

Reorganization Activities
In the third quarter of fiscal 2025, restructuring expenses of $3.3 million were recorded in relation to the Company's previously disclosed reorganization activities. For the nine months ended December 29, 2024, total costs of $20.4 million were recorded.

Update on Large EV Customer
As disclosed in the Company's Q2F25 MD&A, management has been, and continues to be, engaged in discussions with a particular customer of certain large EV programs with respect to outstanding payments owed and completing the commissioning of these projects in order to receive final milestone payments. While work remains paused on these projects, management has been and continues to be focused on efforts to resolve disagreements with the customer. The Company is prepared to consider all legal avenues available to it, including dispute resolution mechanisms and litigation, if necessary (see "Risk Factors").

The Company has outstanding and overdue accounts receivable of approximately $165 million from this customer and approximately $175 million of contract assets reflecting work completed and remaining to be invoiced. Foreign currency revaluation drove the change in these amounts compared to the values disclosed in the Company's Q2F25 MD&A. The Company believes that it has fulfilled its obligations under the contracts with this customer and that it is owed these amounts for work completed.

Tariffs
With respect to potential tariffs by the U.S. on goods from Canada, and related responses by Canada, management is monitoring the situation closely. Although ATS' global footprint and decentralized operating model, along with ABM tools, provide some flexibility to address potential disruptions over the longer term, the Company could see short-term impacts if tariffs are effected. The Company's equipment and product revenues from its Canadian operations being sold into the U.S. has represented a mid-teens percentage of the Company's total revenues for the nine months ended December 29, 2024. Management is assessing possible impacts and actively working with ATS' customers and suppliers to mitigate challenges that tariffs could pose (see "Risk Factors").
Risk Factors
Risks applicable to ATS’ business operations are described in the Company’s AIF under "Risk Factors." The AIF is available on SEDAR+ at www.sedarplus.com and on the U.S. Securities Exchange Commission’s EDGAR at www.sec.gov. Such risks described in the AIF remain substantially unchanged. In addition, with respect to the information provided in "Update on Large EV Customer" herein, the risks titled "Litigation risk" and "Customer concentration risk" in the AIF specifically apply and are supplemented by an additional "Customer disagreement risk" in the Company's management's discussion and analysis for the third quarter of fiscal 2025 (the "Q3F25 MD&A") (see "Risk Factors" in the Q3F25 MD&A). In addition, the risk titled "International trade risk" in the AIF is supplemented as described in the Q3F25 MD&A.

Quarterly Conference Call
ATS will host a conference call and webcast at 8:30 a.m. eastern on Wednesday, February 5, 2025 to discuss its quarterly results. The listen-only webcast can be accessed live at www.atsautomation.com. The conference call can be accessed live by dialing (888) 660-6652 or (646) 960-0554 five minutes prior. A replay of the conference will be available on the ATS website following the call. Alternatively, a telephone recording of the call will be available for one week (until midnight February 12, 2025) by dialing (800) 770-2030 and using the access code 8782510.
About ATS
ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage, consumer products, and energy. Founded in 1978, ATS employs over 7,500 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Asia and Oceania. The Company's common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol ATS. Visit the Company's website at www.atsautomation.com.

For more information, contact:	For general media inquiries, contact:
David Galison	Matthew Robinson
Head of Investor Relations	Director, Corporate Communications
ATS Corporation	ATS Corporation
730 Fountain Street North	730 Fountain Street North
Cambridge, ON, N3H 4R7	Cambridge, ON, N3H 4R7
(519) 653-6500	(519) 653-6500
dgalison@atsautomation.com	mrobinson@atsautomation.com

SOURCE: ATS Corporation

Consolidated Revenues
(In millions of dollars)

Revenues by type	Three Months Ended December 29, 2024	Three Months Ended December 31, 2023	Nine Months Ended December 29, 2024	Nine Months Ended December 31, 2023
Revenues from construction contracts	$343.6	$485.2	$1,056.0	$1,473.8
Services rendered	158.0	153.0	491.8	444.4
Sale of goods	150.4	113.8	411.2	323.2
Total revenues	$652.0	$752.0	$1,959.0	$2,241.4

Revenues by market	Three Months Ended December 29, 2024	Three Months Ended December 31, 2023	Nine Months Ended December 29, 2024	Nine Months Ended December 31, 2023
Life Sciences	$376.1	$316.8	$1,054.9	$893.3
Food & Beverage	113.3	94.9	304.0	335.3
Transportation	49.8	240.4	263.4	711.2
Consumer Products	85.2	69.0	246.4	217.2
Energy	27.6	30.9	90.3	84.4
Total revenues	$652.0	$752.0	$1,959.0	$2,241.4

Consolidated Operating Results
(In millions of dollars)

	Three Months Ended December 29, 2024	Three Months Ended December 31, 2023	Nine Months Ended December 29, 2024	Nine Months Ended December 31, 2023
Earnings from operations	$33.1	$78.5	$122.8	$240.6
Amortization of acquisition-related intangible assets	16.1	17.1	51.2	51.8
Acquisition-related transaction costs	1.0	0.9	3.2	2.1
Acquisition-related inventory fair value charges	2.1	0.8	3.8	0.8
Gain on sale of facilities	—	(11.7)	—	(11.7)
Restructuring charges	3.3	16.2	20.4	16.2
Settlement costs	8.7	—	8.7	—
Mark to market portion of stock-based compensation	1.4	(0.6)	(1.8)	1.8
Adjusted earnings from operations[1]	$65.7	$101.2	$208.3	$301.6
1Non-IFRS Financial Measure, See "Non-IFRS and Other Financial Measures"

	Three Months Ended December 29, 2024	Three Months Ended December 31, 2023	Nine Months Ended December 29, 2024	Nine Months Ended December 31, 2023
Earnings from operations	$33.1	$78.5	$122.8	$240.6
Depreciation and amortization	37.9	35.2	114.7	104.8
EBITDA[1]	$71.0	$113.7	$237.5	$345.4
Restructuring charges	3.3	16.2	20.4	16.2
Acquisition-related transaction costs	1.0	0.9	3.2	2.1
Acquisition-related inventory fair value charges	2.1	0.8	3.8	0.8
Settlement costs	8.7	—	8.7	—
Mark to market portion of stock-based compensation	1.4	(0.6)	(1.8)	1.8
Gain on sale of facilities	—	(11.7)	—	(11.7)
Adjusted EBITDA[1]	$87.5	$119.3	$271.8	$354.6
1Non-IFRS Financial Measure, See "Non-IFRS and Other Financial Measures"

Order Backlog by Market
(In millions of dollars)

As at	December 29 2024	December 31 2023
Life Sciences	$1,220	$875
Food & Beverage	252	207
Transportation	250	564
Consumer Products	180	161
Energy	158	100
Total	$2,060	$1,907

Reconciliation of Non-IFRS Measures to IFRS Measures
(In millions of dollars, except per share data)

The following table reconciles adjusted EBITDA and EBITDA to the most directly comparable IFRS measure (net income):

	Three Months Ended December 29, 2024	Three Months Ended December 31, 2023	Nine Months Ended December 29, 2024	Nine Months Ended December 31, 2023
Adjusted EBITDA	$87.5	$119.3	$271.8	$354.6
Less: restructuring charges	3.3	16.2	20.4	16.2
Less: acquisition-related transaction costs	1.0	0.9	3.2	2.1
Less: acquisition-related inventory fair value charges	2.1	0.8	3.8	0.8
Settlement costs	8.7	—	8.7	—
Less: mark to market portion of stock-based compensation	1.4	(0.6)	(1.8)	1.8
Less: gain on sale of facilities	—	(11.7)	—	(11.7)
EBITDA	$71.0	$113.7	$237.5	$345.4
Less: depreciation and amortization expense	37.9	35.2	114.7	104.8
Earnings from operations	$33.1	$78.5	$122.8	$240.6
Less: net finance costs	22.5	17.5	65.5	49.9
Less: provision for income taxes	4.1	13.8	16.4	45.0
Net income	$6.5	$47.2	$40.9	$145.7

The following table reconciles adjusted earnings from operations, adjusted net income, and adjusted basic earnings per share to the most directly comparable IFRS measures (net income (loss) and basic earnings (loss) per share):

	Three Months Ended December 29, 2024					Three Months Ended December 31, 2023
	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS
Reported (IFRS)	$33.1	$(22.5)	$(4.1)	$6.5	$0.07	$78.5	$(17.5)	$(13.8)	$47.2	$0.48
Amortization of acquisition- related intangibles	16.1	—	—	16.1	0.17	17.1	—	—	17.1	0.17
Restructuring charges	3.3	—	—	3.3	0.03	16.2	—	—	16.2	0.16
Acquisition-related inventory fair value charges	2.1	—	—	2.1	0.02	0.8	—	—	0.8	0.01
Acquisition-related transaction costs	1.0	—	—	1.0	0.01	0.9	—	—	0.9	0.01
Settlement costs	8.7	—	—	8.7	0.09	—	—	—	—	—
Mark to market portion of stock-based compensation	1.4	—	—	1.4	0.01	(0.6)	—	—	(0.6)	(0.01)
Gain on sale of facilities	—	—	—	—	—	(11.7)	—	—	(11.7)	(0.11)
Tax effect of the above adjustments[1]	—	—	(8.2)	(8.2)	(0.08)	—	—	(6.0)	(6.0)	(0.06)
Adjusted (non-IFRS)	$65.7			$30.9	$0.32	$101.2			$63.9	$0.65
1Adjustments to provision for income taxes relate to the income tax effects of adjustment items that are excluded for the purposes of calculating non-IFRS based adjusted net income.

	Nine Months Ended December 29, 2024					Nine Months Ended December 31, 2023
	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS
Reported (IFRS)	$122.8	$(65.5)	$(16.4)	$40.9	$0.42	$240.6	$(49.9)	$(45.0)	$145.7	$1.49
Amortization of acquisition- related intangibles	51.2	—	—	51.2	0.52	51.8	—	—	51.8	0.53
Restructuring charges	20.4	—	—	20.4	0.21	16.2	—	—	16.2	0.17
Acquisition-related fair value inventory charges	3.8	—	—	3.8	0.04	0.8	—	—	0.8	0.01
Acquisition-related transaction costs	3.2	—	—	3.2	0.03	2.1	—	—	2.1	0.02
Settlement costs	8.7	—	—	8.7	0.09	—	—	—	—	—
Mark to market portion of stock-based compensation	(1.8)	—	—	(1.8)	(0.02)	1.8	—	—	1.8	0.02
Gain on sale of facilities	—	—	—	—	—	(11.7)	—	—	(11.7)	(0.12)
Tax effect of the above adjustments[1]	—	—	(22.0)	(22.0)	(0.22)	—	—	(15.6)	(15.6)	(0.16)
Adjusted (non-IFRS)	$208.3			$104.4	$1.07	$301.6			$191.1	$1.96
1Adjustments to provision for income taxes relate to the income tax effects of adjustment items that are excluded for the purposes of calculating non-IFRS based adjusted net income.

The following table reconciles organic revenue to the most directly comparable IFRS measure (revenue):

	Three Months Ended December 29, 2024	Three Months Ended December 31, 2023	Nine Months Ended December 29, 2024	Nine Months Ended December 31, 2023
Organic revenue	$600.2	$706.2	$1,820.8	$2,096.5
Revenues of acquired companies	41.5	29.7	112.3	59.5
Impact of foreign exchange rate changes	10.3	16.1	25.9	85.4
Total revenue	$652.0	$752.0	$1,959.0	$2,241.4
Organic revenue growth	(20.2)%		(18.8)%

The following table reconciles non-cash working capital as a percentage of revenues to the most directly comparable IFRS measures:

As at	December 29 2024	March 31 2024
Accounts receivable	$709.1	$471.3
Income tax receivable	17.7	13.4
Contract assets	619.5	704.7
Inventories	366.2	295.9
Deposits, prepaids and other assets	98.9	98.2
Accounts payable and accrued liabilities	(629.8)	(604.5)
Income tax payable	(34.0)	(44.7)
Contract liabilities	(346.3)	(312.2)
Provisions	(35.7)	(36.0)
Non-cash working capital	$765.6	$586.1
Trailing six-month revenues annualized	$2,529.5	$3,087.0
Working capital %	30.3%	19.0%

The following table reconciles net debt to the most directly comparable IFRS measures:

As at	December 29 2024	March 31 2024
Cash and cash equivalents	$263.2	$170.2
Bank indebtedness	(4.3)	(4.1)
Current portion of lease liabilities	(30.7)	(27.6)
Current portion of long-term debt	(0.2)	(0.2)
Long-term lease liabilities	(96.4)	(83.8)
Long-term debt	(1,611.0)	(1,171.8)
Net Debt	$(1,479.4)	$(1,117.3)
Pro Forma Adjusted EBITDA (TTM)	$397.4	$485.3
Net Debt to Pro Forma Adjusted EBITDA	3.7x	2.3x

The following table reconciles free cash flow to the most directly comparable IFRS measures:

(in millions of dollars)	Three Months Ended December 29, 2024	Three Months Ended December 31, 2023	Nine Months Ended December 29, 2024	Nine Months Ended December 31, 2023
Cash flows provided by (used in) operating activities	$66.7	$110.5	$(13.5)	$11.2
Acquisition of property, plant and equipment	(6.9)	(12.0)	(22.1)	(46.5)
Acquisition of intangible assets	(9.5)	(5.7)	(27.0)	(16.0)
Free cash flow	$50.3	$92.8	$(62.6)	$(51.3)

Certain non-IFRS financial measures exclude the impact on stock-based compensation expense of the revaluation of deferred share units and restricted share units resulting specifically from the change in market price of the Company's common shares between periods. Management believes the adjustment provides further insight into the Company's performance.

The following table reconciles total stock-based compensation expense to its components:

(in millions of dollars)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023
Total stock-based compensation expense	$5.1	$2.7	$3.7	$(4.3)	$4.7	$3.5	$10.0	$19.3
Less: Mark to market portion of stock-based compensation	1.4	(1.9)	(1.3)	(8.5)	(0.6)	(2.0)	4.4	15.1
Base stock-based compensation expense	$3.7	$4.6	$5.0	$4.2	$5.3	$5.5	$5.6	$4.2

INVESTMENTS, LIQUIDITY, CASH FLOW AND FINANCIAL RESOURCES
(In millions of dollars, except ratios)

As at	December 29 2024	March 31 2024
Cash and cash equivalents	$263.2	$170.2
Debt-to-equity ratio[1]	1.08:1	0.79:1
1Debt is calculated as bank indebtedness, long-term debt and lease liabilities. Equity is calculated as total equity less accumulated other comprehensive income.

	Three Months Ended December 29, 2024	Three Months Ended December 31, 2023	Nine Months Ended December 29, 2024	Nine Months Ended December 31, 2023
Cash, beginning of period	$246.9	$187.4	$170.2	$159.9
Total cash provided by (used in):
Operating activities	66.7	110.5	(13.5)	11.2
Investing activities	(30.3)	(269.3)	(243.9)	(315.5)
Financing activities	(21.6)	232.8	344.6	406.1
Net foreign exchange difference	1.5	(0.5)	5.8	(0.8)
Cash, end of period	$263.2	$260.9	$263.2	$260.9

ATS CORPORATION
Interim Condensed Consolidated Statements of Financial Position
(in thousands of Canadian dollars - unaudited)

As at	December 29 2024	March 31 2024
ASSETS
Current assets
Cash and cash equivalents	$263,152	$170,177
Accounts receivable	709,127	471,345
Income tax receivable	17,668	13,428
Contract assets	619,510	704,703
Inventories	366,207	295,880
Deposits, prepaids and other assets	98,935	98,161
	2,074,599	1,753,694
Non-current assets
Property, plant and equipment	320,133	296,977
Right-of-use assets	120,209	105,661
Other assets	3,123	18,416
Goodwill	1,369,149	1,228,600
Intangible assets	754,600	679,547
Deferred income tax assets	24,500	5,904
	2,591,714	2,335,105
Total assets	$4,666,313	$4,088,799
LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	$4,252	$4,060
Accounts payable and accrued liabilities	629,824	604,488
Income tax payable	33,998	44,732
Contract liabilities	346,271	312,204
Provisions	35,749	35,978
Current portion of lease liabilities	30,688	27,571
Current portion of long-term debt	193	176
	1,080,975	1,029,209
Non-current liabilities
Employee benefits	26,262	24,585
Long-term lease liabilities	96,390	83,808
Long-term debt	1,611,039	1,171,796
Deferred income tax liabilities	86,661	81,353
Other long-term liabilities	8,946	14,101
	1,829,298	1,375,643
Total liabilities	$2,910,273	$2,404,852

EQUITY
Share capital	$841,559	$865,897
Contributed surplus	35,982	26,119
Accumulated other comprehensive income	145,608	64,155
Retained earnings	729,346	724,495
Equity attributable to shareholders	1,752,495	1,680,666
Non-controlling interests	3,545	3,281
Total equity	1,756,040	1,683,947
Total liabilities and equity	$4,666,313	$4,088,799
Please refer to complete Interim Condensed Consolidated Financial Statements for supplemental notes which can be found on the Company’s profile on SEDAR+ at www.sedarplus.com, the Company's profile on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on the Company’s website at www.atsautomation.com.

ATS CORPORATION
Interim Condensed Consolidated Statements of Income
(in thousands of Canadian dollars, except per share amounts - unaudited)

	Three months ended		Nine months ended
	December 29 2024	December 31 2023	December 29 2024	December 31 2023

Revenues	$651,993	$752,052	$1,959,044	$2,241,417

Operating costs and expenses
Cost of revenues	454,061	538,435	1,374,193	1,606,658
Selling, general and administrative	156,365	114,187	430,025	359,811
Restructuring costs	3,360	16,228	20,435	16,228
Stock-based compensation	5,125	4,671	11,548	18,116

Earnings from operations	33,082	78,531	122,843	240,604

Net finance costs	22,440	17,537	65,492	49,945

Income before income taxes	10,642	60,994	57,351	190,659

Income tax expense	4,137	13,812	16,438	45,010

Net income	$6,505	$47,182	$40,913	$145,649

Attributable to
Shareholders	$6,414	$47,048	$40,809	$145,276
Non-controlling interests	91	134	104	373
	$6,505	$47,182	$40,913	$145,649

Earnings per share attributable to shareholders
Basic	$0.07	$0.48	$0.42	$1.49
Diluted	$0.07	$0.47	$0.41	$1.48

Please refer to complete Interim Condensed Consolidated Financial Statements for supplemental notes which can be found on the Company’s profile on SEDAR+ at www.sedarplus.com, the Company's profile on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on the Company’s website at www.atsautomation.com.

ATS CORPORATION
Interim Condensed Consolidated Statements of Cash Flows
(in thousands of Canadian dollars - unaudited)

	Three months ended		Nine months ended
	December 29 2024	December 31 2023	December 29 2024	December 31 2023

Operating activities
Net income	$6,505	$47,182	$40,913	$145,649
Items not involving cash
Depreciation of property, plant and equipment	8,404	7,111	25,152	20,791
Amortization of right-of-use assets	8,563	7,304	24,967	21,656
Amortization of intangible assets	20,943	20,743	64,511	62,393
Deferred income taxes	(9,488)	(8,693)	(25,266)	(9,020)
Other items not involving cash	(1,605)	(1,871)	(2,666)	(2,433)
Stock-based compensation	3,281	3,043	9,907	8,146
Change in non-cash operating working capital	30,081	35,689	(151,073)	(235,977)
Cash flows provided by (used in) operating activities	$66,684	$110,508	$(13,555)	$11,205

Investing activities
Acquisition of property, plant and equipment	$(6,901)	$(12,045)	$(22,111)	$(46,516)
Acquisition of intangible assets	(9,506)	(5,666)	(27,032)	(15,971)
Business acquisitions, net of cash acquired	2,280	(266,117)	(179,389)	(275,776)
Settlement of cross-currency interest rate swap instrument	(16,555)	—	(16,555)	—
Proceeds from disposal of property, plant and equipment	350	14,554	1,135	22,809
Cash flows used in investing activities	$(30,332)	$(269,274)	$(243,952)	$(315,454)

Financing activities
Bank indebtedness	$(13,559)	$2,495	$(503)	$(378)
Repayment of long-term debt	(218,569)	(76,151)	(505,686)	(542,095)
Proceeds from long-term debt	193,836	310,844	908,354	626,828
Settlement of cross-currency interest rate swap instrument	24,262	—	24,262	—
Proceeds from exercise of stock options	52	775	139	1,954
Proceeds from U.S. initial public offering, net of issuance fees	—	—	—	362,072
Purchase of non-controlling interest	—	13	—	(195)
Repurchase of common shares	—	—	(44,983)	—
Acquisition of shares held in trust	—	—	(14,690)	(23,820)
Principal lease payments	(7,678)	(5,135)	(22,244)	(18,250)
Cash flows provided by (used in) financing activities	$(21,656)	$232,841	$344,649	$406,116
Effect of exchange rate changes on cash and cash equivalents	1,519	(569)	5,833	(846)
Increase in cash and cash equivalents	16,215	73,506	92,975	101,021
Cash and cash equivalents, beginning of period	246,937	187,382	170,177	159,867
Cash and cash equivalents, end of period	$263,152	$260,888	$263,152	$260,888
Supplemental information
Cash income taxes paid	$21,797	$7,946	$51,213	$33,662
Cash interest paid	$23,147	$20,814	$62,837	$54,952

Please refer to complete Interim Condensed Consolidated Financial Statements for supplemental notes which can be found on the Company’s profile on SEDAR+ at www.sedarplus.com, the Company's profile on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on the Company’s website at www.atsautomation.com.

Non-IFRS and Other Financial Measures
Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures to evaluate the performance of the Company.

The terms "EBITDA", "organic revenue", "adjusted net income", "adjusted earnings from operations", "adjusted EBITDA", "pro forma adjusted EBITDA", "adjusted basic earnings per share", and "free cash flow", are non-IFRS financial measures, "EBITDA margin", "adjusted earnings from operations margin", "adjusted EBITDA margin", "organic revenue growth", "non-cash working capital as a percentage of revenues", and "net debt to pro forma adjusted EBITDA" are non-IFRS ratios, and "operating margin", "Order Bookings", "organic Order Bookings", "organic Order Bookings growth", "Order Backlog", and "book-to-bill ratio" are supplementary financial measures, all of which do not have any standardized meaning prescribed within IFRS and therefore may not be comparable to similar measures presented by other companies. Such measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In addition, management uses "earnings from operations", which is an additional IFRS measure, to evaluate the performance of the Company. Earnings from operations is presented on the Company’s consolidated statements of income as net income excluding income tax expense and net finance costs. Operating margin is an expression of the Company’s earnings from operations as a percentage of revenues. EBITDA is defined as earnings from operations excluding depreciation and amortization. EBITDA margin is an expression of the Company’s EBITDA as a percentage of revenues. Organic revenue is defined as revenues in the stated period excluding revenues from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic revenue growth compares the stated period organic revenue with the reported revenue of the comparable prior period. Adjusted earnings from operations is defined as earnings from operations before items excluded from management’s internal analysis of operating results, such as amortization expense of acquisition-related intangible assets, acquisition-related transaction and integration costs, restructuring charges, legal settlement costs that arise outside of the ordinary course of business, the mark-to-market adjustment on stock-based compensation and certain other adjustments which would be non-recurring in nature ("adjustment items"). Adjusted earnings from operations margin is an expression of the Company’s adjusted earnings from operations as a percentage of revenues. Adjusted EBITDA is defined as adjusted earnings from operations excluding depreciation and amortization. Pro forma adjusted EBITDA is adjusted EBITDA on a pro forma basis to reflect full contribution from recent acquisitions. Adjusted EBITDA margin is an expression of the entity’s adjusted EBITDA as a percentage of revenues. Adjusted basic earnings per share is defined as adjusted net income on a basic per share basis, where adjusted net income is defined as adjusted earnings from operations less net finance costs and income tax expense, plus tax effects of adjustment items and adjusted for other significant items of a non-recurring nature. Non-cash working capital as a percentage of revenues is defined as the sum of accounts receivable, contract assets, inventories, deposits, prepaids and other assets, less accounts payable, accrued liabilities, provisions and contract liabilities divided by the trailing two fiscal quarter revenues annualized. Free cash flow is defined as cash provided by operating activities less property, plant and equipment and intangible asset expenditures. Net debt to pro forma adjusted EBITDA is the ratio of the net debt of the Company (cash and cash equivalents less bank indebtedness, long-term debt, and lease liabilities) to the trailing twelve month pro forma adjusted EBITDA. Order Bookings represent new orders for the supply of automation systems, services and products that management believes are firm. Organic Order Bookings are defined as Order Bookings in the stated period excluding Order Bookings from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic Order Bookings growth compares the stated

period organic Order Bookings with the reported Order Bookings of the comparable prior period. Order Backlog is the estimated unearned portion of revenues on customer contracts that are in process and have not been completed at the specified date. Book to bill ratio is a measure of Order Bookings compared to revenue.

Following amendments to ATS’ RSU Plan in 2022 to provide the Company with the option for settlement in shares purchased in the open market and the creation of the employee benefit trust to facilitate such settlement, ATS began to account for equity-settled RSUs using the equity method of accounting. However, prior RSU grants which will be cash-settled and deferred share unit ("DSU") grants which will be cash-settled are accounted for as described in the Company's annual consolidated financial statements and have volatility period over period based on the fluctuating price of ATS’ common shares. Certain non-IFRS financial measures (adjusted EBITDA, net debt to pro forma adjusted EBITDA, adjusted earnings from operations and adjusted basic earnings per share) exclude the impact on stock-based compensation expense of the revaluation of DSUs and RSUs resulting specifically from the change in market price of the Company's common shares between periods. Management believes that this adjustment provides insight into the Company's performance, as share price volatility drives variability in the Company's stock-based compensation expense.

Operating margin, adjusted earnings from operations, EBITDA, EBITDA margin, adjusted EBITDA, pro forma adjusted EBITDA and adjusted EBITDA margin are used by the Company to evaluate the performance of its operations. Management believes that earnings from operations is an important indicator in measuring the performance of the Company’s operations on a pre-tax basis and without consideration as to how the Company finances its operations. Management believes that organic revenue and organic revenue growth, when considered with IFRS measures, allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic revenue growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Management believes that EBITDA and adjusted EBITDA are important indicators of the Company’s ability to generate operating cash flows to fund continued investment in its operations. Management believes that adjusted earnings from operations, adjusted earnings from operations margin, adjusted EBITDA, adjusted net income and adjusted basic earnings per share are important measures to increase comparability of performance between periods. The adjustment items used by management to arrive at these metrics are not considered to be indicative of the business’ ongoing operating performance. Management uses the measure "non-cash working capital as a percentage of revenues" to assess overall liquidity. Free cash flow is used by the Company to measure cash flow from operations after investment in property, plant and equipment and intangible assets. Management uses net debt to pro forma adjusted EBITDA as a measurement of leverage of the Company. Order Bookings provide an indication of the Company’s ability to secure new orders for work during a specified period, while Order Backlog provides a measure of the value of Order Bookings that have not been completed at a specified point in time. Both Order Bookings and Order Backlog are indicators of future revenues that the Company expects to generate based on contracts that management believes to be firm. Organic Order Bookings and organic Order Bookings growth allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic Order Bookings growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Book to bill ratio is used to measure the Company’s ability and timeliness to convert Order Bookings into revenues. Management believes that ATS shareholders and potential investors in ATS use these additional IFRS measures and non-IFRS financial measures in making investment decisions and measuring operational results.

A reconciliation of (i) adjusted EBITDA and EBITDA to net income, (ii) adjusted earnings from operations to net income, (iii) adjusted net income to net income, (iv) adjusted basic earnings per share to basic earnings per share (v) free cash flow to its IFRS measure components and (vi) organic revenue to revenue, in each case for the three- and nine-months ended December 29, 2024 and December 31, 2023 is contained in this document (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). This document also contains a reconciliation of (i) non-cash working capital as a percentage of revenues and (ii) net debt to their IFRS measure components, in each case at both December 29, 2024 and March 31, 2024 (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). A reconciliation of Order Bookings and Order Backlog to total Company revenues for the three- and nine-months ended December 29, 2024 and December 31, 2023 is also contained in this news release (see "Order Backlog Continuity").

Forward-Looking Statements
This news release contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the value creation strategy; the Company’s strategy to expand organically and through acquisition, and the expected benefits to be derived; disciplined acquisitions; various market opportunities for ATS; expanding in emerging markets; expectation on transportation revenues, including the expected decrease in demand for the Company's solutions in the EV space, and the allocation of resources to other markets; conversion of opportunities into Order Bookings; the announcement of new Order Bookings and the anticipated timeline for delivery; potential impacts on the time to convert opportunities into Order Bookings; the Company’s Order Backlog partially mitigating the impact of variable Order Bookings; the expected benefits where the Company engages with customers on enterprise-type solutions; the potential impact of the Company’s approach to market and timing of customer decisions on Order Bookings, performance period, and timing of revenue recognition; collection of payments from customers, including milestone payments relating to certain large EV programs; expected benefits with respect to the Company’s efforts to grow its product portfolio and after-sale service revenues; the ability of after-sales revenues and reoccurring revenues to provide some balance to customers’ capital expenditure cycles; initiatives in furtherance of the Company’s goal of improving its adjusted earnings from operations margin over the long term; the uncertainty of supply chain dynamics; the anticipated range of revenues for the following quarter; expectation of realization of cost and revenue synergies from integration of acquired businesses; non-cash working capital levels as a percentage of revenues in the short-term and the long-term; planned reorganization activities, including the reorganization activity implemented to reflect the expected decrease in demand for the Company’s solutions in the EV space, and its ability to improve the cost structure of the Company, and the expected timing and cost of the reorganization activities; expectation in relation to meeting liquidity and funding requirements for investments; potential to use debt or equity financing to support strategic opportunities and growth strategy; underlying trends driving customer demand; potential impacts of variability in bookings caused by the strategic nature and size of EV programs; revenue growth in other markets and due to acquisitions to offset any reduced volumes from the EV program in fiscal 2025; expected capital expenditures for fiscal 2025; the uncertainty and potential impact on the Company’s business and operations due to the current macroeconomic environment including the impacts of any epidemic or pandemic outbreak or resurgence, inflation, uncertainty caused by the supply chain dynamics, interest rate changes, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry generally, international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and regional conflicts; the Company's potential consideration of any private dispute resolution process or litigation in connection with the existing disagreement with an EV customer; and the Company’s belief with respect to the outcome or impact of any lawsuits, claims, counterclaims and contingencies.

Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of ATS, or developments in ATS’ business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Important risks, uncertainties, and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to: the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; risks related to the international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and any escalation of such trade disputes; risks related to a recession, slowdown, and/or sustained downturn in the economy; performance of the markets that ATS serves; industry challenges in securing the supply of labour, materials, and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative weakness of the Canadian dollar; risks related to customer concentration; risks related to customer disagreements, and in particular, the risk of failing to reach a satisfactory resolution with respect to the current disagreement with one of the Company’s EV customers and the risk that any proceedings with that EV customer will be concluded in a manner that is adverse to the Company; the risk that the Company will be unsuccessful in collecting the outstanding payments owed in connection with the current disagreement with one of the Company’s EV customers and in completing the commissioning of certain large EV programs; impact of factors such as increased pricing pressure, increased cost of energy and supplies, and delays in relation thereto, and possible margin compression; the regulatory and tax environment; the emergence of new infectious diseases or any epidemic or pandemic outbreak or resurgence, and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; the effect of events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transaction counterparties, or other companies in the financial services industry generally, or concerns or rumours about any events of these kinds or other similar risks, that have in the past and may in the future lead to market-wide liquidity problems; energy shortages and global prices increases; inability to successfully expand organically or through acquisition, due to an inability to grow expertise, personnel, and/or facilities at required rates or to identify, negotiate and conclude one or more acquisitions; or to raise, through debt or equity, or otherwise have available, required capital; that the ATS Business Model (“ABM") is not effective in accomplishing its goals; that ATS is unable to expand in emerging markets, or is delayed in relation thereto, due to any number of reasons, including inability to effectively execute organic or inorganic expansion plans, focus on other business priorities, or local government regulations or delays; that the timing of completion of new Order Bookings is other than as expected due to various reasons, including schedule changes or the customer exercising any right to withdraw the Order Booking or to terminate the program in whole or in part prior to its completion, thereby preventing ATS from realizing on the full benefit of the program; that some or all of the sales funnel is not converted to Order Bookings due to competitive factors or failure to meet customer needs; that the market opportunities ATS anticipates do not materialize or that ATS is unable to exploit such opportunities; failure to convert Order Backlog to revenue and/or variations in the amount of Order Backlog completed in any given quarter; timing of customer decisions related to large enterprise programs and potential for negative impact associated with any cancellations or non-performance in relation thereto; that the Company is not successful in growing its product portfolio and/or service offering or that expected benefits are not realized; that efforts to improve adjusted earnings from operations margin over long-term are unsuccessful, due to any number of reasons, including less than anticipated increase in after-sales service revenues or reduced margins attached to those revenues, inability to achieve lower costs through supply chain management, failure to develop, adopt internally, or have customers adopt, standardized platforms and technologies, inability to maintain current cost structure if revenues were to grow, and failure of ABM to impact margins; that after-sales or reoccurring revenues do not provide the expected balance to customers’ expenditure cycles; that revenues are not in the expected range; that acquisitions made are not integrated as quickly or effectively as planned or expected and, as a result, anticipated benefits and synergies are not realized; non-cash working capital as a percentage of revenues operating at a level other than as expected due to reasons, including, the timing and nature of Order Bookings, the timing of payment milestones and payment terms in customer contracts, and delays in customer programs; that planned reorganization activity does not succeed in improving the cost structure of the Company, or is not completed at the cost or within the timelines expected, or at all; underlying trends driving customer demand will not materialize or have the impact expected; that capital expenditure targets are increased in the future or the Company experiences cost increases in relation thereto; risk that the ultimate outcome of lawsuits, claims, and contingencies give rise to material liabilities for which no provisions have been recorded; the consequence of activist initiatives on the business performance, results, or share price of the Company; the impact of analyst reports on price and trading volume of ATS’ shares; and other risks and uncertainties detailed from time to time in ATS' filings with securities regulators, including, without limitation, the risk factors described in ATS’ annual information form for the fiscal year ended March 31, 2024, which are available on the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.com and on the U.S. Securities Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) at www.sec.gov. ATS has attempted to identify important factors that could cause actual results to materially differ from current expectations, however, there may be other factors that cause actual results to differ materially from such expectations.

Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, management's current plans, estimates, projections, beliefs and opinions, the future performance and results of the Company’s business and operations; the ability of ATS to execute on its business objectives; the effectiveness of ABM in accomplishing its goals; the ability to successfully implement margin expansion initiative; initiatives in furtherance of the Company’s goal of improving its adjusted earnings from operations margin over the long term; the anticipated growth in the life sciences, food & beverage, consumer products, and energy markets; the ability to seek out, enter into and successfully integrate acquisitions; ongoing cost inflationary pressures and the Company’s ability to respond to such inflationary pressures; the effects of foreign currency exchange rate fluctuations on its operations; the Company’s competitive position in the industry; the Company’s ability to adapt and develop solutions that keep pace with continuing changes in technology and customer needs; the ability to maintain mutually beneficial relationships with the Company’s customers; and general economic and political conditions, and global events, including any epidemic or pandemic outbreak or resurgence, and the international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and any escalation of such trade disputes.

Forward-looking statements included in this news release are only provided to understand management’s current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

Certain forward-looking information included in this news release may also constitute a "financial outlook" within the meaning of applicable securities laws. Financial outlook involves statements about ATS’ prospective financial performance, financial position or cash flows that is based on and subject to the assumptions about future economic conditions and courses of action described above as well as management’s assessment of project schedules across all customer contracts in Order Backlog, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity. Such assumptions are based on management’s assessment of the relevant information currently available and any financial outlook included herein is provided for the purpose of helping readers understand management’s current expectations and plans for the future as of the date hereof. The actual results of ATS’ operations may vary from the amounts set forth in any financial outlook and such variances may be material. Readers are cautioned that reliance on any financial outlook may not be appropriate for other purposes or in other circumstances and that the risk factors described above and other factors may cause actual results to differ materially from any financial outlook.